Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 29, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Ref: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

Sub: Acquisition of securities by a wholly-owned step-down subsidiary company

Dear Sir/ Madam,

Pursuant to Regulation 30 read with Schedule III of the SEBI Listing Regulations, we would like to inform that Dr. Reddy’s Laboratories, Inc., wholly-owned step-down subsidiary of the Company, has acquired 1,014,442 Preferred A-1 shares of Edity Therapeutics Limited (“Edity”), a biotechnology company, equivalent to 6.46% of the shareholding of Edity on fully diluted basis.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above acquisition is given in Annexure enclosed herewith.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl.: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

S. No.	Particulars	Details
1.	Name of the target entity, details in brief such as size, turnover etc.

Edity Therapeutics Ltd. (“Edity”)

Brief description: Edity is an Israel based development stage biotechnology company focusing on a breakthrough platform technology for intracellular delivery of therapeutic proteins utilizing immune cells. Therapeutics based on the Edity technology could be useful in multiple therapeutic areas including gene editing, rare genetic disorders, oncology and inflammation.

Edity has not yet commercialized its technology/products and hence does not generate any revenues.

2.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	Acquisition does not fall within the purview of related party transactions. None of the promoter/promoter group/group companies have any interest in Edity.
3.	Industry to which the entity being acquired belongs	Biotechnology and Life Sciences Industry.
4.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The funds invested by Dr. Reddy’s would be utilized by Edity to further develop its technology platform. This includes performing pre-clinical studies for safety and efficacy evaluation, securing intellectual property through patent filings, and exploring licensing opportunities, collaborations, and market entry strategies to optimize the commercial viability of Edity's technology platform.
5.	Brief details of any governmental or regulatory approvals required for the acquisition	The Preferred A-1 shares have been allotted on December 28, 2023. No further governmental or regulatory approvals is required.
6.	Indicative time period for completion of the acquisition	The Preferred A-1 shares have been allotted on December 28, 2023.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

7.	Consideration - whether cash consideration or share swap or any other form and details of the same	Cash consideration, by way of conversion of SAFE (Simple Agreement for Future Equity) investment of USD 2 Million to Preferred A-1 Shares
8.	Cost of acquisition and/or the price at which the shares are acquired	USD $1.9715 per Preferred A-1 share.
9.	Percentage of shareholding/ control acquired and/ or number of shares acquired	1,014,442 Preferred A-1 shares, equivalent to 6.46% of Edity share capital on a fully diluted basis.
10.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Edity is an Israel based development stage biotechnology company focusing on a breakthrough platform technology for intracellular delivery of therapeutic proteins utilizing immune cells. Therapeutics based on the Edity technology could be useful in multiple therapeutic areas including gene editing, rare genetic disorders, oncology and inflammation. Edity was incorporated in Israel on October 22, 2019.

Edity has not yet commercialized its technology/products and hence does not generate any revenues. Accordingly, last 3 years turnover is nil.